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EX-16.1

                                                    Stonefield Josephson, Inc.
                                                    Certified Public Accountants
                                Business Advisors

                                  July 30,2003




BY FAX (619) 374-7471 AND CERTIFIED MAIL




Global Medical Products Holdings, Inc.
1804 Garnet Ave., #387
San Diego, California 92109

Gentlemen:

We confirm that effective July 23, 2003 the our relationship as auditors for Global Medical Products Holdings, Inc. has ceased.

Attached is our letter to the Securities and Exchange commission notifying them of the change in auditors and reporting the disagreements with management. Typically this letter would be attached to the Form 8-K reporting the change in auditors. However since the company has opted to report the change in Form 10-QSB the attachment should be filed as an exhibit to an amended quarterly report on Form 10-QSB/A.




/s/ Stonefield Josephson, Inc.




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EX-16.1
                                                    Stonefield Josephson, Inc.
                                                    Certified Public Accountants
                                Business Advisors

                                  July 30, 2003


BY FAX (202) 942-9656 AND CERTIFIED MAIL


U.S. Securities and Exchange Commission
Office of Chief Accountant
450 5th Street NW
Washington, DC  20549

Re: Global Medical Products Holdings, Inc. - Cessation of Auditor Relationship

Gentlemen:

We inform you that the auditor relationship between Global Medical Products Holdings, Inc. and Stonefield Josephson, Inc. has ceased effective July 23, 2003.

We had been engaged to audit the financial statements of Global as of December 31, 2002 and for the year then ended, which audit was never completed. During our attempts to perform the audit, there were disagreements between management and our firm as to matters of accounting principles or practices, financial statement disclosure, and auditing scope and nature, which, if not resolved to our satisfaction, would have caused reference to these matters in our auditors' report.

During our auditor, matters came to our attention requiring us to significantly increase the scope of our audit and, if further investigated might materially impact a previously issued financial statement.

A summary of these matters, as required to be reported by Regulation S-K, Item 304(a)(1)(iv)(A) follows:

GLOBAL GLASS SOURCE ACQUISITION - The company had stated that it had entered into an agreement in August 2002, for the purchase of Global Glass Source, a Hong Kong corporation. The consideration was the issuance of shares in December 2002 to a "designated agent". We had requested information on the acquiree, such as legal opinion of Chinese counsel relating to the acquisition, evidence of delivery of capital stock of the acquired corporation, and financial statements of the acquiree. This information was necessary both for purposes of financial statement disclosures required by SFAS No. 141, as well as evidential matter to substantiate the acquisition. As of July 15, 2003 management had informed us that no such information was forthcoming.

There were certain changes in the terms set forth in different versions of the acquisition agreement. Accordingly we requested that we confirm the terms directly with the sellers. Management stated in a letter dated July 15, 2003 "There is no need to confirm".

LITIGATION SETTLEMENT - The company had recorded settlement of litigation in the amount of $1,855,551 in 2002, based upon a settlement agreement dated December 2001. We had questioned why the liability had not been originally accrued at December 31, 2001, as the settlement agreement presumably characterized the amount as a liability which met the recognition criteria of SFAS No. 5 at that date. We discussed this matter with the predecessor auditor, who had indicated that he believed that they had EX-16.1 evidential matter substantiating its recording in 2002, but was not aware of the December 2001 agreement, for which we subsequently furnished a copy to them.


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We asked that the company obtain a response from the predecessor auditor as to whether, in light of this December 2001 document which they purportedly did not have, the financial statements should be amended. Management stated in its response to us "This does not require an answer from Weinberg".

RECORDING OF INVESTMENT TRANSACTIONS - During the audit we reviewed various correspondence that indicated that there were investments that were made in the prior year of which the company could not furnish evidence as to recording. When we inquired as to the appropriate accounting for several of these investments, management informed us (i) "Investments made by the Barren-Benz Investment Groups were not recorded during the year 2001. A cursory review of the financial statements audited by Weinberg & Company P.A. does not indicate any entry as to the ..... investments", (ii) "None of these items were booked into the financial records of Global Medical Products Holdings", and (iii) "This funding was never booked by the company as a benefit to the Benz group during 2001 and the funds were retained by Kallmann".

We were unable to conclude as to the appropriate accounting for these transactions based on the information that we received from management.

Inaccurate Statements in Forms 10-QSB and 10-KSB. - We received notice of termination on July 23, 2003. In a telephone conversation with Mr. Douglas P. Brown, President, Director and Acting Chief Financial Officer on July 24, 2003, we informed Mr. Brown that there were reportable disagreements which must be disclosed in our letter to be attached to the From 8-K reporting the change in auditors. Mr. Brown responded by saying that he did not acknowledge that there were disagreements and that he would be reporting the change in auditors in an upcoming Form 1-QSB.

In Item 5, Part II of the company's Form 10-QSB and in Item 8 of Form 10-KSB, both of which were filed on July 28, 2003, the company states in part, "As of the date of this filing the Company is not aware of any written disagreements between the Company and Stonefield Josephson, Inc. on any matter of accounting principles, financial statement disclosures or auditing scope and procedure, which disagreements, if not resolved to the satisfaction of Stonefield Josephson, Inc. would have caused that accounting firm to make reference to the subject matter of the disagreement in connection with its report."

While this statement may be technically correct - i.e. there were no WRITTEN disagreements - we did specifically inform Mr. Brown verbally in our July 24 telephone conversation that there were, indeed, reportable disagreements.

As required by Item 304(a)(1)(iv)(B) of Regulation S-K we report that these items were discussed at varying times with members of the board of directors, Messrs. Karl R. Rolls and Douglas P. Brown. We were informed that the company does not have a separate audit committee, so all communications were directly with the board members.


/s/ Stonefield Josephson, Inc.

Stonefield Josephson, Inc.
Santa Monica, California